Ms. Mary Beth Breslin

Industry Office Chief

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

September 25, 2023

Re:	Re: Mansion Collection I LLC Offering Statement on Form 1-A/A File No. 024-12297

Dear Ms. Breslin:

On behalf of Mansion Collection I LLC, I hereby request qualification of the above-referenced offering statement at 1:00pm, Eastern Time, on Wednesday, September 27, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ John Sutton

John Sutton

Chief Executive Officer

Mansion Group Inc.

Managing Member of Mansion Collection I LLC

cc: Jeanne Campanelli

CrowdCheck Law LLP